NANOFLEX POWER CORPORATION

17207 N. Perimeter Drive, Suite 210

Scottsdale, Arizona 85255

November 21, 2014

VIA EDGAR AND FEDEX

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”)

Amendment No. 4 to Registration Statement on Form S-1

Filed July 30, 2014

File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation(the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated November 20, 2014, (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 5.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

General

1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X

Response:

NanoFlex has revised the Registration Statement accordingly.

1

Distribution Prospectus

Plan of Distribution, page 14

2.	Please clarify that the recipients of the Distribution Shares will be underwriters in connection with the Primary Resale as well as the disclosure that they will be such in connection with the liquidating distribution.

Response:

NanoFlex has revised the Registration Statement accordingly.

Legal Opinion, Exhibit 5.1

3.	Please have counsel remove section (iii) in the second paragraph on page two of the legal opinion, as this assumption is overly broad. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 dated October 14, 2011.

4.	Please revise to state that investors in the offering may also rely on the opinion.

Response:

The legal opinion has been revised accordingly.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.______________